EXHIBIT 1

                                  [TRANSLATION]

                                                                October 25, 2007

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

TEL AVIV STOCK EXCHANGE                  SECURITIES AUTHORITY
www.tase.co.il                           www.isa.gov.il

               IMMEDIATE REPORT OF RESULTS OF MEETING TO APPROVE A
                  TRANSACTION WITH THE CONTROLLING SHAREHOLDER

1. The following resolutions were adopted at the General Meeting which took place on October 25, 2007:

2.

TYPE OF TRANSACTION: INDEMNIFICATION, EXEMPTION AND/OR INSURANCE

SUMMARY OF THE RESOLUTION:

Further to resolutions of the Audit committee and the Board of Directors of the Bank, to approve the Bank's obtaining a "Run-off" insurance policy to insure the liability of the Bank's officers, which will become effective either upon the sale of the holdings of the State of Israel (all or most of such holdings) in the Bank or the beginning of dissolution proceedings of the Bank, and which will cover acts and omissions that occurred prior to the effective date of the policy. The policy shall be for a period of 7 years, with a liability limit in the sum of Ten Million U.S. Dollars per event and period of the policy and in addition, the sum of Two Million U.S. Dollars per claim and period of the policy for legal expenses in Israel, and its premium shall be up to 550,000 U.S. Dollars for the entire period and shall be paid in advance. The deductible in case of an insurance event shall be for the Bank only (and not for the officers) and it shall be in the amount of 750,000 U.S. Dollars per claim for events from August 1, 2003 and thereafter, or 1,500,000 U.S. Dollars for events prior to August 1, 2003.

THE RESOLUTION: Passed

THE NUMBER OF SHARES PARTICIPATING IN THE VOTE: 5,153,171

THE NUMBER OF SHARES VOTING IN FAVOR: 5,152,967

THE NUMBER OF SHARES VOTING AGAINST: 204

THE PERCENTAGE OF THE SHARES PARTICIPATING THAT VOTED AGAINST: 0.01%

THE PERCENTAGE OF VOTERS THAT HAVE NO PERSONAL INTEREST IN THE TRANSACTION WHO VOTED IN FAVOR OF THE TRANSACTION: 99.9%

OF THE TOTAL VOTING RIGHTS OF THE COMPANY, THE PERCENTAGE OF THOSE THAT HAVE NO PERSONAL INTEREST IN THE TRANSACTION, WHO VOTED AGAINST: 0.01%

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3. Resolutions regarding other matters that were in the agenda: ----

This report is filed further to the following reports:

Original Report dated September 11, 2007.

Corrected Report dated September 24, 2007

Original Report dated October 18, 2007

In all of the above data the total votes and not shares were listed.